THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS. THIS PROMISSORY NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR OTHER APPLICABLE SECURITIES LAWS OR, IN THE ABSENCE THEREOF, AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT, OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. THIS PROMISSORY NOTE IS SUBJECT TO THE TRANSFER RESTRICTIONS SET FORTH HEREIN.

PROMISSORY NOTE

Note No. 1   Date: January 2, 2026
Principal Amount: $25,000.00   Miami, Florida

        FOR VALUE RECEIVED, **Series DRM-001, a Series of Dram Invest LLC**, a Delaware series limited liability company (the "**Company**"), or its permitted assignees, hereby promise(s) to pay to the order of **Mario Tricarico Rosano**, an individual, with an address at 66 West Flagler Street, Suite 900, Miami, FL 33130 ("**Lender**"), or its permitted assignees, in lawful money of the United States of America and in immediately available funds, the principal amount of twenty five thousand dollars and zero cents ($25,000.00) (the "**Principal Amount**"), as set forth below in this promissory note (this "**Note**"). This Note does not bear interest.

1.   **Background; Use of Funds; Definitions**. This Note constitutes the consideration payable to the Lender for the Series DRM-001 Asset (the "**Series Asset**") pursuant to that certain purchase and sale agreement relating to the Series Asset that was entered into between the Company and the Lender on or about the date hereof (the "**Purchase Agreement**"). As used in this Note, the following terms shall have the following meanings:

        1.1   "**Business Day**" means every day other than a Saturday, Sunday, or day on which the banks in the State of Florida are required or authorized to close in Miami. "**Non-Business Day**" means every day that is not a Business Day.

        1.2   "**Person**" shall mean any natural person or individual, firm, company, general partnership, limited partnership, limited liability partnership, joint venture association, corporation, limited liability company, trust, business trust, estate, or other legal entity.

        1.3   "**Offering Funding Date**" shall mean the date on which the final closing of the Offering related to the Series Asset occurs.

        1.4   "**Offering**" shall mean the offer and sale of securities of the Company pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended.

2.   **Repayment of Principal**. Except as otherwise provided herein, the Company will repay the outstanding principal amount of this Note within fifteen (15) Business Days of the Offering Funding Date (the "**Maturity Date**"). This Note does not bear interest. At the option of the Lender, funds available for repayment of the loan may be held in a Company account, interest free, after the Maturity Date. Such funds shall not be used or otherwise pledged until such time as the Company and Lender have entered into another note.

3.   **Prepayment**. Except as otherwise provided in Section 9, the Company may prepay all or any part of the principal of this Note at any time or from time to time without premium or penalty of any kind whatsoever. In the event that the Company prepays less than the entire outstanding principal amount of the Note, the Company shall deliver to the holder hereof upon such prepayment a replacement Note representing the remaining outstanding principal thereof.

4.   **Events of Default**. The occurrence of any one or more of the following events shall be deemed an "**Event of Default**":

4.1   <u>Failure to Pay</u>. The Company fails to pay (a) any amounts of the Principal Amount when due; or (b) interest or any other amount when due and such failure continues for fifteen (15) Business Days.

4.2   <u>Breach of Representations and Warranties</u>. Any representation or warranty made by the Company to the Lender herein or in the Purchase Agreement is incorrect in any material respect on the date as of which such representation or warranty was made.

4.3   <u>Cross-Defaults</u>. The Company fails to pay when due any of its indebtedness (other than indebtedness under this Note), or any interest or premium thereon, when due and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness.

4.4   <u>Bankruptcy</u>. The company files a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States or any state or district or territory thereof.

4.5   <u>Judgments</u>. A court of competent jurisdiction enters an order, judgment, or decree appointing, without the consent of Company, a receiver for Company or of the whole or any substantial part of its property, or approving a petition filed against the Company seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state or district or territory thereof, and such order, judgment, or decree shall not be vacated or set aside or stayed within thirty (30) Non-Business Days from the date of the entry thereof.

5.   **Remedies**. Upon the occurrence of an Event of Default and at any time thereafter during the continuance of such Event of Default, the Lender may at its option, by written notice to the Company (a) declare the entire Principal Amount of the Note, together with all accrued interest thereon and all other amounts payable under the Note, immediately due and payable and/or (b) exercise any or all of its rights, powers, or remedies under applicable law; provided, however that, if an Event of Default described in Section 4.4 shall occur, the Principal Amount and any accrued interest thereon shall become immediately due and payable without any notice, declaration, or other act on the part of the Lender.

6.   **Governing Law and Jurisdiction**.

6.1   <u>Governing Law</u>. This Note and any claim, controversy, dispute, or cause of action (whether in contract or tort or otherwise) based upon, arising out of, or relating to this Note, and the transactions contemplated hereby, shall be governed by the laws of the State of Florida, without regard to any conflict of law provisions thereof.

6.2   <u>Jurisdiction</u>. The Company hereby irrevocably and unconditionally (i) agrees that any legal action, suit, or proceeding arising out of or relating to this Note may be brought in the courts of the State of Florida or of the United States of America for the Southern District of Florida and (ii) submits to the exclusive jurisdiction of any such court in any such action, suit, or proceeding. Final judgment against the Company in any action, suit, or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment. Nothing in this Section 6.2 shall affect the right of the Lender to (i) commence legal proceedings or otherwise sue the Company in any other court having jurisdiction over the Company or (ii) serve process upon the Company in any manner authorized by the laws of any such jurisdiction.

7.   **Waiver of Jury Trial**. THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY.

8.   **Integration**. This Note and the Purchase Agreement constitute the entire contract between the parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto.

9.   **Payments**. In any case where a payment of an amount of the Principal Amount is due on a Non-Business Day, the Company shall be entitled to delay such payment until the next succeeding Business Day. Each payment or

prepayment hereon must be paid at the address of Lender set forth below (or as otherwise notified to the Company in accordance with Section 13) in lawful money as therein specified and may be made at the Company's election by the Company's check, by wire transfer, or by bank or cashier's check.

10.   **Successors and Assigns**. This Note may be assigned, transferred, or negotiated by the Lender to any person, at any time, without notice to or the consent of the Company. The Company may not assign or transfer this Note or any of its rights hereunder without the prior written consent of the Lender. This Note shall inure to the benefit of and be binding upon the parties and their permitted assigns.

11.   **Waiver of Notice**. No term of this Note may be waived, modified, or amended except by an instrument in writing signed by both of the parties. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

12.   **Headings; Construction**. The headings of the sections of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof. Words used herein of any gender shall be construed to include any other gender where appropriate, and words used herein that are either singular or plural shall be construed to include the other where appropriate.

13.   **Notices**. Any notices required or permitted to be given under this Note by the Company to Lender or by Lender to the Company, as the case may be, shall be given in writing and shall be deemed received (a) when personally delivered to Lender at the address set forth below or to the Company at the address set forth below; or (b) if sent by mail, on the third (3rd) Business Day following the date when deposited in the United States mail, certified or registered mail, postage prepaid, to Lender at the address set forth below.

14.   **No Waiver; Cumulative Remedies**. No failure to exercise and no delay in exercising, on the part of the Lender, of any right, remedy, power, or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. The rights, remedies, powers, and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers, and privileges provided by law.

15.   **Severability**. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction.

16.   **Maximum Interest Rate**. It is the intention of Lender hereof to conform strictly to applicable usury laws now or hereafter in force, and therefore all agreements between the Company and Lender are expressly limited so that in no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof, acceleration of Maturity Date of the unpaid Principal Amount, or otherwise, shall the amount paid or agreed to be paid to Lender hereof, for the use, forbearance, or detention of the money to be advanced hereunder exceed the highest lawful rate permitted under the laws of the State of Florida.

[Signature Page to Follow]

COMPANY:

SERIES DRM-001, a series of DRAM INVEST LLC

By: DRAM MANAGEMENT LLC, a Delaware limited liability company
By: Dram Invest Ltd., a Delaware corporation
Its: Sole Member

By: Signed by: Mario Tricarico Rosano 424FDAF978724E1... ____

Name: Mario Tricarico Rosano
Title: Chief Executive Officer

LENDER:

MARIO TRICARICO ROSANO, an individual

By: Signed by: Mario Tricarico Rosano 424FDAF978724E1... ____

Name: Mario Tricarico Rosano